SEARS HOLDINGS CORPORATION

3333 Beverly Road

Hoffman Estates, Illinois 60179

September 15, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Sears Holdings Corporation (the “Company”)

Annual Report on Form 10-K for the year ended February 2, 2008

Definitive Proxy Statement on Schedule 14A filed March 26, 2008

File No. 0-51217

Dear Mr. Owings:

As directed in your letter dated July 16, 2008, this letter sets forth the Company’s preliminary intended form of disclosure in future filings to comply with the comments in your letter dated June 5, 2008, regarding the Management, Discussion and Analysis included in the Company’s Annual Report on Form 10-K for the year ended February 2, 2008 (the “2007 10-K Report”) and the Compensation, Discussion and Analysis included in the Company’s Definitive Proxy Statement on Schedule 14A filed March 26, 2008 (the “2008 Proxy Statement”). The final form of disclosure to be included in next year’s Management, Discussion and Analysis is subject to the review of the Company’s Audit Committee and the approval of the Company’s Board of Directors. The final form of disclosure to be included in next year’s Compensation, Discussion and Analysis is subject to the review of the Company’s Compensation Committee. In each case, the disclosure will reflect the applicable facts and circumstances for that year’s proxy statement and the approval of the Company’s Board of Directors.

For your convenience, we have repeated each of the staff’s comments below, in bold type, together with the headings used in the staff’s letter. The Company’s response follows each question.

Supplemental information set forth herein has been provided for your information only and shall not be deemed to have been filed with the Securities and Exchange Commission.

Annual Report on Form 10-K for the year ended February 2, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition….page 21

1.	We note your responses to comments 1 and 2 in our letter dated June 5, 2008. In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments. Please provide us with your intended disclosure for the future filings.

Attached to this letter as Annex A are revisions to certain subsections of the Management’s Discussion and Analysis of Financial Condition section of the 2007 10-K Report, which is marked to show the location of changes to the disclosure contained in our 2007 10-K Report. These revisions are submitted as an illustration of the disclosure approach that we expect to take with respect to future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Program: Key Elements, page 13

2.	We note your response to comment 5 in our letter dated June 5 2008. In that response, you state that in future filings you will include a discussion of any remaining factors in Item 402(b)(2) of Regulation S-K to the extent that these factors provide investors with material information related to your compensation policies and decisions. Please tell us whether these factors provide investors with material information to your compensation policies and decisions, and, if so, please provide us with your intended disclosure for future filings.

The Company intends to expand its discussion of the following factors in Item 402(b)(2) of Regulation S-K:

•	the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions; and

•	how specific forms of compensation are structured to achieve our compensation goals, including whether discretion can or has been exercised by the Compensation Committee.

We submit the following, which is an expansion of the language contained in the 2008 Proxy Statement and speaks as of the mailing date of the 2008 Proxy Statement, as an illustration of the disclosure approach that we expect to take with respect to our 2009 Proxy Statement:

Company Performance

Due to the difficulty in achieving performance targets under the Company’s 2007 AIP, 2005 Senior Executive LTIP, 2006 LTIP and 2007 Executive LTIP, the Company is considering structuring the 2008 annual and long-term incentive plans with different threshold, target and maximum payment amounts. The Compensation Committee believes that the ability of the named executive officers to earn large awards if the EBITDA performance target is exceeded motivates our named executive officers to achieve superior results for the Company in challenging economic times.

Elements Used to Achieve Our Compensation Objectives

In 2007, the Compensation Committee sought to achieve the objectives of our compensation program through the grant of annual and long-term incentive awards to our named executive officers. The 2007 annual incentive awards entitle named executive officers to cash compensation based upon financial performance during the fiscal year, and, therefore, reward our named executive officers for achieving a short-term financial performance target. The Compensation Committee also granted performance-based restricted stock awards that vest at the end of a three or four year performance cycle upon achievement of EBITDA financial targets. The 2007 long-term performance-based restricted stock awards are designed to motivate our executive officers to focus on long-term company performance.

The Compensation Committee also believes that the most fair and effective way to motivate the Company’s named executive officers to produce the best results for its stockholders is to increase the proportion of an executive officer’s total compensation that is performance-based as the executive’s ability to affect those results increases. As a result, the size of the annual and long-term performance awards granted to executive officers, relative to total compensation, increases based upon the executive officer’s relative level of responsibility and potential to affect the Company’s overall performance.

The annual incentive awards granted to the Company’s named executive officers in fiscal year 2007 were calculated based on a multiple of his or her base salary. The multiple, which ranged from 0.75 to 1.0, is based upon the executive officer’s relative level of responsibility and potential to affect the Company’s overall performance. The performance-based restricted stock awards granted to the Company’s named executive officers in fiscal year 2007 were calculated based on a multiple of his or her base salary. The multiple, which ranged from 3.0 to 4.64, is based upon the executive officer’s relative level of responsibility and potential to affect the Company’s overall performance. The executive officer’s base salary was multiplied by the factor from 3.0 to 4.64 to determine the total value of the performance-based restricted stock award, and that total value is then divided by the value of the Company’s stock on the date that the performance-based restricted stock was granted in order to determine the total number of shares of performance-based restricted stock awarded. Due to the fact that the named executive officer’s base salary is based, in part, on his or her past performance, an award that is based on a multiple of that base salary also reflects, in part, his or her past performance.

The Compensation Committee determines whether the applicable financial performance targets have been attained under our annual and long term incentive compensation plans. The Compensation Committee has not exercised its discretion to adjust performance targets or payout amounts for any of our named executive officers. While the Committee can exercise both positive and negative discretion in relation to the annual and long-term incentive compensation granted to our named executive officers, the Compensation Committee historically has considered the requirements of Internal Revenue Code Section 162(m) (“Section 162(m)”). The impact of Section 162(m) on compensation awarded to our named executive officers is described in “Certain Tax Consequences” on page 19 of this proxy statement.

Annual Incentive Compensation, page 14

3.	We note that your response to comment 6 dated June 5, 2008. Please provide us with your intended disclosure for future filings with regard to how difficult it will be for the executive or how likely it will be for you to achieve all of the performance targets you discuss.

2007 Annual Incentive Plan and 2005 Senior Executive LTIP

As disclosed on pages 14 and 15 of the Company’s 2008 Proxy Statement, the initial thresholds for payment under the 2007 Annual Incentive Plan and 2005 Senior Executive LTIP were not achieved. As a result, annual and long-term incentive cash payments were not made in respect of 2007 under either plan.

2007 Executive LTIP

On pages 15 and 16 of the 2008 Proxy Statement, the Company states,

“Our ability to achieve the 2007 Executive LTIP performance target is dependent upon a number of factors. Given our recent operating performance and the current retail market conditions, there is substantial uncertainty with respect to achieving the 2007 Executive LTIP performance target in any year in the performance period. If the present conditions persist, vesting of the performance-based restricted stock awarded under the 2007 Executive LTIP is not likely to occur.”

The Company expects that its disclosure regarding how difficult it will be for the Company to achieve the 2007 Executive LTIP performance target will be similar in future filings. The Company also intends to provide additional disclosure regarding the historical performance of the Company’s long-term incentive plans. We believe that this information will show investors that the Compensation Committee truly sets performance targets that require significant effort and results in order to achieve payouts. The additional disclosure would read substantially as follows:

Over the course of the past three years, the Company has only achieved the long-term EBITDA performance threshold under a legacy Kmart long term incentive program.

2008 Annual Incentive Plan

Given the Company’s operating performance in 2008 and the current retail market conditions, there is substantial uncertainty with respect to achieving the 2008 Annual Incentive Plan performance target. Therefore, we expect the disclosure regarding the 2008 Annual Incentive Plan will be similar to the 2007 Annual Incentive Plan disclosure contained on page 14 of the 2008 Proxy Statement.

Long-Term Performance-Based Compensation, page 15

4.	We note your response to comment 7 in our letter dated June 5, 2008. In that response, you state that you will discuss the 2006 LTIP in future filings, including an explanation of how the grants provided under the 2006 LTIP may influence other compensation decisions. Please provide us with your intended disclosure for the future filings.

We submit the following, which is an expansion of the language contained in the 2008 Proxy Statement and speaks as of the mailing date of the 2008 Proxy Statement, as an illustration of the disclosure approach that we expect to take with respect to our 2009 Proxy Statement:

2006 LTIP

The 2006 Long Term Incentive Program (“2006 LTIP”) was established for named executive officers and others with the following objectives: rewarding achievement of LTIP EBITDA goals established for the 2006 through 2008 fiscal years; and providing minimum and maximum payment amounts dependent on the achievement of threshold and maximum LTIP EBITDA goals. LTIP EBITDA is defined under the program as total earnings of our company and its predecessors, other than

Sears Canada Inc. for the performance period, determined before interest, taxes, depreciation and amortization and excluding:

•	the effect of purchase accounting and changes in accounting methods;

•	gains, losses and costs associated with store closings and certain acquisitions and divestitures;

•	integration costs that are disclosed as Merger-related;

•	bankruptcy-related matters of Kmart Corporation; and

•	significant litigation claims or settlements.

The named executive officers are eligible for a cash payment under the 2006 LTIP if the Company achieves a cumulative LTIP EBITDA performance target based on our 2006 through 2008 fiscal years. Any payment under the 2006 LTIP will vest in fiscal 2008 and has no impact on long-term performance-based compensation for the named executive officers in any other fiscal year.

Our ability to achieve the 2006 LTIP threshold performance target is at risk. The Company has not achieved the financial performance milestones specified in the program to date. Furthermore, given our recent operating performance and the current retail market conditions, we do not expect to achieve the threshold performance level; therefore, the eligible named executive officers are not expected to receive payouts under the 2006 LTIP.

No formal weighting is given to the awards under the 2006 LTIP or any other outstanding long-term incentive program in making compensation decisions. Instead, the Compensation Committee considers the named executive officer’s relative level of responsibility and potential to affect the Company’s overall performance when it awards long-term performance-based compensation.

* * * * * * * *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-2343.

Sincerely,

/s/ William K. Phelan
William K. Phelan
Senior Vice President, Controller and Treasurer

cc:	Mr. W. Bruce Johnson

Interim Chief Executive Officer and President

Sears Holdings Corporation

Mr. J. Miles Reidy

Executive Vice President and Chief Financial Officer

Sears Holdings Corporation

Mr. William R. Harker

Senior Vice President, Human Resources, General Counsel and Corporate Secretary

Sears Holdings Corporation

ANNEX A

RESULTS OF OPERATIONS

In the results of operations section that follows, results for fiscal 2005 are set forth on both a reported and pro forma basis. This presentation reflects the fact that the reported results for Holdings prior to the March 24, 2005 Merger reflect only Kmart’s results. Accordingly, to facilitate an understanding of our trends and on-going performance, we have presented pro forma results below for fiscal 2005 in addition to the reported results for that year. The pro forma results adjust the reported amounts for fiscal 2005 to give effect to the Merger as if it had occurred at the beginning of fiscal 2005. Thus, the pro forma results include both Kmart and Sears results for the entire fiscal 2005 period. A reconciliation of pro forma amounts to reported amounts has been included under the heading “Pro Forma Reconciliation.”

References to comparable store sales amounts within the following discussion include sales for all stores operating for a period of at least 12 full months, including remodeled and expanded stores, but excluding store relocations and stores that have undergone format changes. Comparable store sales results for fiscal 2007 were calculated based on the 52-week period ended February 2, 2008 as compared to the comparable 52-week period in the prior year.

The discussion that follows should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8.

millions, except per share data	Reported (2)			Pro Forma
	2007	2006	2005	2005 (3)
REVENUES
Merchandise sales and services	$50,703	$53,016	$49,242	$53,962
Credit and financial products revenues	—	—	213	299

Total revenues	50,703	53,016	49,455	54,261

COSTS AND EXPENSES
Cost of sales, buying and occupancy	36,638	37,824	35,743	39,177
Gross margin dollars	14,065	15,192	13,499	14,785
Gross margin rate	27.7%	28.7%	27.4%	27.4%
Selling and administrative	11,468	11,574	10,892	12,149
Selling and administrative expense as a percentage of total revenues	22.6%	21.8%	22.0%	22.4%
Depreciation and amortization	1,049	1,143	942	1,108
Gain on sales of assets	(38)	(82)	(39)	(40)
Gain on sale of business	—	—	(317)	(317)
Restructuring charges	—	28	111	111

Total costs and expenses	49,117	50,487	47,332	52,188

Operating income	1,586	2,529	2,123	2,073

Interest and investment income	(135)	(253)	(130)	(159)
Interest expense	286	335	328	378
Other income	(17)	(24)	(37)	(37)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	1,452	2,471	1,962	1,891
Income taxes	550	933	715	705
Minority interest	76	46	300	307

Income before cumulative effect of change in accounting principle	826	1,492	947	879

Cumulative effect of change in accounting principle, net of tax(1)	—	—	(90)	(90)

NET INCOME	$826	$1,492	$857	$789

EARNINGS PER COMMON SHARE
Diluted earnings per share before cumulative effect of change in accounting principle	$5.70	$9.58	$6.17	$5.40
Cumulative effect of change in accounting principle(1)	—	—	(0.59)	(0.55)

Diluted earnings per share	$5.70	$9.58	$5.58	$4.85

(1)

Effective January 27, 2005, Kmart changed its method of accounting for certain indirect buying, warehousing and distribution costs and, accordingly, we recorded the cumulative effect of this change in accounting principle in fiscal 2005. Further information regarding this change in accounting is set forth in Note 3 of Notes to Consolidated Financial Statements.

(2)

During the fourth quarter of 2007, Sears Canada changed its fiscal year end from the Saturday nearest December 31st to the Saturday nearest January 31st. This change has been retrospectively applied to prior year amounts reported in the fiscal 2006 and 2005 columns as required by SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of Accounting Principles Board (APB) Opinion No. 20 and SFAS No. 3.” See Note 3 of Notes to Consolidated Financial Statements.

(3)

The pro forma results adjust the reported amounts for fiscal 2005 to give effect to the Merger as if it had occurred at the beginning of fiscal 2005. Results of Sears Canada included in the pro forma amounts have not been updated to reflect the impact of its change in year end as these pro forma results are used to reflect the future prospects of Holdings assessed at the time the Merger was consummated. See Note 3 of Notes to Consolidated Financial Statements for further explanation of this change.

Fiscal 2007 Summary

The following discussion is designed to provide the reader with an overview of fiscal 2007 financial results, with particular emphasis on significant events and transactions that had a disproportionate effect on our results for the fiscal years presented. Further discussion regarding the operating performance of both Holdings and our business segments follows this overview section. This discussion should be read in conjunction with our financial statements and accompanying notes as of February 2, 2008, and the year then ended.

Net Income

For fiscal 2007, net income was $826 million compared with net income of $1.5 billion in fiscal 2006. The decrease in net income for the year reflects lower operating results at both Sears Domestic and Kmart, partially offset by improved operating results at Sears Canada. Declines in the operating results of Sears Domestic and Kmart are primarily the result of a decline in gross margin across most major merchandise categories, reflecting both sales declines, as well as an overall decline in our gross margin rate for the year.

We made a strategic decision to begin fiscal 2007 with more inventory than we held in the past in order to meet higher anticipated customer demand, based on the projected performance of several of our businesses. The higher inventory investment coupled with the difficult economic environment led to a significant increase in markdowns to clear product, especially seasonal product that has a shorter life than basic items. This affected gross margin in two ways; both lower volume due to declining sales (a $2.3 billion sales decline over the prior year) and a lower gross margin rate due to the increased markdowns (27.7% in fiscal 2007 compared to 28.7% in fiscal 2006).

Interest and investment income also declined during the year as we settled our investments in total return swaps during the third quarter. The negative impact of these declines on our fiscal 2007 results was only partially offset by declines in selling, general and administrative expenses, depreciation and amortization, income tax expense (given lower levels of pre-tax income in fiscal 2007), and reduced interest expense (given lower average outstanding borrowings).

Earnings per Diluted Share and Significant Items

The table below sets forth earnings per share results for our most recent three fiscal years, reflected on both a reported and pro forma basis for fiscal 2005 as explained above. Net income and earnings per diluted share results for all three fiscal years were impacted by certain significant items. The magnitude of such items may vary significantly from period to period and, thereby, have a disproportionate effect on earnings for any given period, affecting the comparability of our financial performance. Accordingly, management considers the aggregate impact of these items, along with reported results, in reviewing and evaluating our financial performance.

The impact of these items on diluted earnings per share is presented in the following table:

	Reported			Pro Forma
	2007	2006	2005	2005
Earnings per diluted share	$5.70	$9.58	$5.58	$4.85
Less:
Hurricane related recoveries	0.08	—	—	—
Gain on sales of assets	0.15	0.32	0.16	0.15
Sears Canada post-retirement benefit plans curtailment gain	0.12	—	—	—
Dividend – investment in Sears Mexico	0.09	—	—	—
Total return swap income (loss)	(0.06)	0.29	—	—
Visa/MasterCard settlement	—	0.14	—	—
Income tax settlements	—	0.20	—	—
Legal matter – AIG Annuity Insurance Co., et al v. Sears Roebuck	—	(0.29)	—	—
Restructuring charges	—	(0.09)	(0.35)	(0.33)
Cumulative effect of change in accounting	—	—	(0.59)	(0.55)

Earnings per diluted share excluding above items	$5.32	$9.01	$6.36	$5.58

During fiscal 2007, we recognized 1) a gain of $19 million ($12 million after tax or $0.08 per diluted share) for insurance recoveries received on hurricane claims filed for certain of our property damaged by hurricanes during fiscal 2005, 2) a curtailment gain of $27 million ($17 million after tax or $0.12 per diluted share) related to certain amendments made to Sears Canada’s post-retirement benefit plans, and 3) a $20 million ($12 million after tax or $0.09 per diluted share) dividend we received on our investment in Sears Mexico. In addition, we recorded investment losses of $14 million ($9 million after tax or $0.06 per diluted share) for fiscal 2007 on our total return swap investments (see the “Interest and Investment Income” section below for further details).

For fiscal 2006, earnings per share included the following significant items: 1) pre-tax gains of $74 million ($45 million after-tax or $0.29 per diluted share) derived from our investments in total return swaps, 2) a $36 million pre-tax gain ($22 million after-tax or $0.14 per diluted share) recorded by us for the aggregate amount received by Holdings in June 2006 as part of the settlement of Visa/MasterCard antitrust litigation, 3) a tax benefit of $31 million ($0.20 per diluted share) related to the resolution of certain income tax matters, and 4) a pre-tax charge of $74 million ($45 million after-tax or $0.29 per diluted share) related to an unfavorable verdict in connection with a pre-Merger legal matter concerning Sears Roebuck’s redemption of certain bonds in 2004. See Note 20 of Notes to Consolidated Financial Statements for further information regarding this matter.

All three fiscal years were impacted by gains recorded on the sale of our assets. These pre-tax gains amounted to $38 million ($22 million after tax and minority interest or $0.15 per diluted share) in fiscal 2007, $82 million ($50 million after-tax or $0.32 per diluted share) in fiscal 2006, and $39 million ($25 million after-tax or $0.16 per diluted share – reported, $25 million after-tax or $0.15 per diluted share – pro forma) in fiscal 2005. Additionally, fiscal 2006 and 2005 were impacted by restructuring charges. These pre-tax charges were $28 million ($14 million after-tax or $0.09 per diluted share) in fiscal 2006, and $111 million ($54 million after-tax or $0.35 per diluted share – reported, $53 million after-tax or $0.33 per diluted share – pro forma) in fiscal 2005. The charges for both fiscal 2006 and fiscal 2005 were recorded in connection with the Merger and integration of Sears’ and Kmart’s headquarters support functions, as well as in connection with productivity initiatives at Sears Canada. Further details pertaining to these restructuring charges are set forth in Note 6 of Notes to Consolidated Financial Statements.

Fiscal 2005 net income included an after-tax charge of $90 million ($0.59 per diluted share – reported, $0.55 per diluted share – pro forma) for the cumulative effect of a change in accounting for certain indirect overhead costs included in inventory. Further details pertaining to this cumulative effect charge are set forth in Note 3 of Notes to Consolidated Financial Statements.

Total Revenues and Comparable Store Sales

Fiscal 2007 domestic comparable store sales were down 4.3% in the aggregate, with Sears Domestic declining 4.0% and Kmart declining 4.7%. In the current year declines were experienced across most major merchandise categories reflecting increased competition, the impact of a deteriorating housing market, the increased costs of consumer staples and a decrease in consumers’ disposable income. In fiscal 2007, notably larger declines within the home appliance and apparel categories were partially offset by increased sales of consumer electronics. We believe that the decrease in sales in the home appliance category is directly related to a 25% decrease in new residential housing starts during 2007, as noted by U.S. government census data. We also believe that the sales decreases reflect the impact of a larger than normal increase in the inflation rate during 2007 (4.1% as measured by the consumer price index), which negatively impacts consumers’ disposable income. The increase in sales of consumer electronics reflects increased consumer demand and our ability to improve market share in this category in which the prices of products have increasingly become more commodity based.

For the fourth quarter of fiscal 2007, which includes the holiday selling season, domestic comparable store sales declined 4.5% in the aggregate, with Sears Domestic and Kmart recording comparable store sales declines of 4.0% and 5.2%, respectively. Fourth quarter comparable sales results largely reflect the same factors as noted above. Declines for both the quarter and fiscal year include a more pronounced decline in comparable store sales in the month of January 2008.

Total revenues for fiscal 2007 were $50.7 billion, as compared to revenues of $53.0 billion for fiscal 2006. The decrease in fiscal 2007 revenues as compared to fiscal 2006 was primarily due to the above-noted impact of lower domestic comparable store sales, and to a lesser degree, the inclusion of an additional week of sales in fiscal 2006 (comprised of 53 weeks) as compared to fiscal 2007 (comprised of 52 weeks). We recorded a total of $711 million in revenues during the 53 rd week of fiscal 2006. Theses declines were partially offset by sales increases at Sears Canada of $412 million, including an increase of $382 million related~~, primarily reflecting~~to the impact of favorable exchange rates, as the Canadian dollar strengthened in fiscal 2007.

As we noted previously, we took specific actions in 2007 to make our products, brands and service offerings more responsive to the needs of our customers and thereby improve the trend in domestic sales results in the future. The benefits derived from our efforts may be mitigated by continued weakness in the general economy, in addition to the impact of continued market share pressure as competitors engage in heavy promotional activity. We expect these competitive trends to continue in the foreseeable future, which may negatively affect both our sales performance and results of operations.

Gross Margin Rate

Gross margin as a percentage of merchandise sales and services revenue (“gross margin rate”) was 27.7% in fiscal 2007, as compared to 28.7% in fiscal 2006. The 100 basis point decline consisted of margin declines at both Kmart and Sears Domestic, offset by an increase at Sears Canada of $208 million, which includes an increase of $109 million related to the impact of favorable exchange rates.

Our gross margin rate decreased across most domestic merchandise categories during fiscal 2007 primarily due to increased markdown activity, partially offset by increases in initial markons as a result of improved direct sourcing, contract negotiations and pricing efforts. Increased markdowns were taken throughout the year to clear ~~higher~~ excess levels of inventory, most notably within categories which are more seasonal in nature such as apparel and lawn and garden. Increased markdowns in seasonal apparel categories also resulted from the unfavorable impact of unseasonably warm weather prevalent during much of the fall in fiscal 2007. As a result we had a mid single digit decline in sales related to fall apparel at Kmart, a low double digit decline in sales related to spring and fall apparel at Sears Domestic and a double digit increase in markdowns at Sears Domestic. As noted previously, we experienced increased sales of consumer electronics during the year; however, these products have lower average margins which negatively impacted the overall margin rate of Holdings for fiscal 2007. Additionally, our buying and occupancy costs are relatively fixed in nature, and therefore did not decrease as sales decreased during 2007. As a result, buying and occupancy costs were not absorbed by sales at the same rate as in 2006 and contributed 40 basis points to the total decline in margin of 100 basis points during the year.

Selling and Administrative Expense Rate

Selling and administrative expenses as a percentage of total revenues (“selling and administrative expense rate”) were 22.6% in fiscal 2007, as compared to 21.8% for fiscal 2006. While total selling and administrative expenses declined $106 million in fiscal 2007, mainly as the result of ~~reduced~~ a reduction in payroll and benefits expense, including lower performance-based compensation, the current year selling and administrative rate increased, primarily reflecting lower expense leverage resulting from lower overall sales levels. The reduction in payroll and benefits expense was offset by increases in a number of other categories, most notably in selling and administrative expenses at Canada, which include an increase of $83 million related to the impact of currency exchange rates.

Interest and Investment Income

We recorded interest and investment income of $135 million in fiscal 2007, as compared with $253 million in fiscal 2006. The decreased interest and investment income in fiscal 2007 was primarily due to total return swap losses of $14 million recognized in the current year as compared to total return swap income of $74 million recognized in fiscal 2006. Additionally, we earned less interest income during 2007 due to decreases in cash balances throughout the year. These declines were partially offset by a $20 million dividend received from our investment in Sears Mexico.

Improved Operating Cash Flow

Although fiscal 2007 presented significant challenges, we generated approximately $1.5 billion in cash from operations during the year, which represents a $119 million increase over fiscal 2006. The improvement in our cash flow resulted mainly from our management of inventory during the year, as compared to 2006, even though net income decreased in fiscal 2007.

Reduction in Debt Assumed as Part of the Merger

Total outstanding debt and capital leases were reduced during the year by $601 million, which represents a decrease of about 17% in our debt levels from the end of fiscal 2006. This debt was primarily Sears’ debt included in Holdings’ consolidated balance sheet subsequent to the Merger.

Share Repurchases

We repurchased approximately 21.7 million of our common shares in fiscal 2007 at a total cost of approximately $2.9 billion under our common share repurchase program described under the “Financing Activities and Cash Flows” section below.

Holdings’ Consolidated Results

Fiscal 2007 Compared to Fiscal 2006

Fiscal 2007 revenues were $50.7 billion as compared to $53.0 billion in fiscal 2006. As discussed above, the decrease in fiscal 2007 revenues, as compared to reported revenues for fiscal 2006, was primarily due to the above-noted impact of lower domestic comparable store sales, and to a lesser degree, the inclusion of an additional week of sales in fiscal 2006 (comprised of 53 weeks) as compared to fiscal 2007 (comprised of 52 weeks). We recorded a total of $711 million in revenues during the 53rd week of fiscal 2006. Theses declines were partially offset by sales increases at Sears Canada of $412 million, including an increase of $382 million related to~~, primarily reflecting~~ the impact of favorable exchange rates, as the Canadian dollar strengthened in fiscal 2007.

The gross margin rate was 27.7% in fiscal 2007, as compared to 28.7% in fiscal 2006. ~~Gross margin rate declines at Kmart and Sears Domestic were partially offset by an increase in the rate at Sears Canada.~~ As discussed previously, the decrease in margin rate relates to markdowns taken to clear excess levels of inventory, as well as reduced leverage of buying and occupancy costs, given lower overall sales levels in fiscal 2007. Gross margin declines at Kmart and Sears Domestic were partially offset by an increase at Sears Canada of $208 million, which includes an increase of $109 million related to the impact of favorable exchange rates.

The selling and administrative expense rate was 22.6% in fiscal 2007, as compared to 21.8% for fiscal 2006. As noted above, total selling and administrative expenses declined $106 million in fiscal 2007, mainly as the result of ~~reduced~~ a reduction in payroll and benefits expense, including lower performance-based compensation. However, the current year selling and administrative rate increased, primarily reflecting lower expense leverage resulting from lower overall sales levels. The reduction in payroll and benefits expense was offset by increases in a number of other categories, most notably in selling and administrative expenses at Canada, which include an increase of $83 million related to the impact of currency exchange rates.

Depreciation and amortization was $1.0 billion for fiscal 2007, as compared to $1.1 billion for fiscal 2006. The decreased expense for fiscal 2007 is primarily attributable to additional property and equipment becoming fully depreciated during the year, thereby decreasing our depreciable asset base.

Gains on sales of assets were $38 million in fiscal 2007, as compared to $82 million for fiscal 2006. The fiscal 2006 gain was primarily attributable to a $41 million pre-tax gain recognized in connection with the 2005 sale of our former Kmart headquarters in Troy, Michigan.

Restructuring charges were $28 million for fiscal 2006. These charges included $19 million for employee-related termination costs associated with Sears Canada’s restructuring initiatives implemented during fiscal 2005, including a workforce reduction of approximately 1,200 associates, as well as $9 million at Kmart for relocation assistance and employee termination-related costs associated with Holdings’ home office integration efforts. We did not incur any restructuring costs during fiscal 2007. See Note 6 of Notes to Consolidated Financial Statements for further detail.

Interest and investment income was $135 million in fiscal 2007, as compared with $253 million in fiscal 2006. As discussed above, the decreased interest and investment income in fiscal 2007 was primarily due to performance of investments in total return swaps (losses of $14 million recognized in the current year as compared to total return swap income of $74 million recognized in fiscal 2006) and less interest earned on our cash balances, partially offset by a $20 million dividend received from our investment in Sears Mexico.

We incurred $286 million in interest expense during fiscal 2007, as compared to $335 million last year. The reduction in interest expense is attributable to lower average outstanding borrowings during fiscal 2007.

Other income is primarily comprised of bankruptcy-related recoveries in the amount of $18 million and $14 million for fiscal 2007 and 2006, respectively. Bankruptcy-related recoveries increased $4 million in fiscal 2007 and represent amounts recovered from vendors who had received cash payment for pre-petition obligations. See Note 13 of Notes to Consolidated Financial Statements for further detail. Other income in fiscal 2006 also included income recorded relative to foreign currency forward contracts for which hedge accounting was not applied. See Note 8 of Notes to Consolidated Financial Statements for further details.

The effective tax rate was relatively flat at 37.9% in fiscal 2007 versus 37.8% in fiscal 2006. The decrease in income tax expense for fiscal 2007 is primarily related to a decrease in pre-tax income during the year.

* * * *

Business Segment Results

Holdings has integrated many Kmart and Sears store-support functions to more efficiently serve both formats; however, for purposes of reviewing operating performance and making asset-allocation decisions, senior management has continued to utilize the reporting structures that existed independently for Sears and Kmart prior to the Merger. As a result, the following discussion of our business segments is organized into three segments: Kmart, Sears Domestic and Sears Canada.

Kmart

Kmart results and key statistics were as follows:

millions, except for number of stores	2007	2006	2005
Merchandise sales and services	$17,256	$18,647	$19,094
Cost of sales, buying and occupancy	13,202	14,061	14,462
Gross margin dollars	4,054	4,586	4,632
Gross margin rate	23.5%	24.6%	24.3%
Selling and administrative	3,537	3,623	3,804
Selling and administrative expense as a percentage of total revenues	20.5%	19.4%	19.9%
Depreciation and amortization	116	77	47
Gain on sales of assets	(1)	(71)	(40)
Restructuring charges	—	9	54

Total costs and expenses	16,854	17,699	18,327

Operating income	$402	$948	$767

Number of stores	1,382	1,388	1,416

Fiscal 2007 Compared to Fiscal 2006

Merchandise sales and services revenues declined $1.3 billion, or 7.5%, to $17.3 billion for fiscal 2007, as compared to total revenues of $18.6 billion for fiscal 2006. Total fiscal 2006 revenues benefited from $301 million in sales recorded during the 53rd week of the 53-week fiscal year. Excluding the impact of the 53rd week on sales in fiscal 2006, total revenues declined $1.0 billion in fiscal 2007. The decline was due primarily to an aggregate 4.7% decrease in comparable store sales. ~~Comparable store sales and total sales decreased 4.7% and 7.5%, respectively, during fiscal 2007. The 4.7% decline in Kmart comparable store sales during fiscal 2007 compares to a 0.6% decline in comparable store sales recorded for fiscal 2006.~~ The 4.7% decline in comparable store sales during fiscal 2007 was recorded across most categories, with more pronounced declines within the lawn and garden, home appliance, apparel, drug store and general merchandise categories. Sales within lawn and garden, as well as home appliances, were weaker throughout fiscal 2007, reflecting the impact of a weakening residential construction and housing market. Apparel and general merchandise was affected by the decline in general economic conditions, which affected sales of basic wear, including jeans, t-shirts and other everyday items. The decline in apparel sales in 2007 also reflects the impact of weather on sales of our seasonal apparel, which resulted in a ~~Consistent with the results of Holdings and the Sears Domestic segment, the current year decline in comparable store sales reflects the impact of an increasingly competitive retail environment, a decrease in consumer’s disposable income and the increased costs of consumer staples. Comparable store sales declined across most major categories, most notably within the lawn and garden, apparel, drug store and general merchandise categories. Total sales for the 52 weeks in fiscal 2007 decreased 7.5%, or $1.4 billion, compared to 53 weeks in fiscal 2006, mainly due to the macroeconomic factors discussed previously. The decrease includes a decrease related to the impact of sales recorded during the 53rd week of fiscal year 2006 in the amount of $301 million. Sales of our seasonal apparel were impacted by a change in weather patterns across most of the U.S. during 2007, including a cooler than normal spring and warmer than normal fall.~~ mid single digit decline in sales related to fall apparel. Drug store sales were impacted by increased competition. ~~Decreases in the home and hard-lines categories reflect the impact of a declining housing market, as sales of lawn and garden items, as well as home appliances decreased throughout the year.~~

Kmart generated $4.1 billion in total gross margin in fiscal 2007, as compared to $4.6 billion in fiscal 2006, with the $0.5 billion decline reflecting the negative gross margin impact of lower overall sales, as well as a decline in Kmart’s gross margin rate. For fiscal 2007, Kmart’s gross margin rate was 23.5% as compared to 24.6% for fiscal 2006, a decline of 1.1% as a percentage of total revenues. Reduced leverage of buying and occupancy costs, given lower overall sales levels, accounted for approximately 0.6% of the total 1.1% decline, with the remaining 0.5% decline attributable to gross margin rate declines across a number of merchandise categories, most notably in the apparel and home categories. Increased markdowns had a negative impact on our margins in these categories as we made efforts to clear excess seasonal apparel, ~~as well as~~ lawn and garden and other home product inventory~~s~~ affected by the slowdown in the housing market.

For fiscal 2007, Kmart’s selling and administrative expense rate was 20.5%, as compared to 19.4% for fiscal 2006. Fiscal 2006 selling and administrative expenses included a $19 million gain, representing Kmart’s portion of the settlement in the Visa/MasterCard antitrust litigation. Excluding this gain, Kmart’s selling and administrative expense rate was 19.5% for fiscal 2006. While total selling and administrative expenses declined $86 million in fiscal 2007, ~~mainly as the result of reduced payroll and benefits expense including lower performance-based compensation,~~ the current year selling and administrative rate increased, reflecting lower expense leverage against sales for this fiscal year. The reduction in selling and administrative expenses was due mainly to a reduction in payroll and benefits expense, including lower performance-based compensation. The reduction in payroll and benefits expense was offset by small increases in a number of other categories.

Kmart recorded $1 million and $71 million in gains on sales of assets during fiscal 2007 and fiscal 2006, respectively. Gains recorded on sales of assets in fiscal 2006 included a $41 million pre-tax gain recognized in connection with our 2005 sale of Kmart’s former corporate headquarters in Troy, Michigan.

Kmart recorded restructuring charges of $9 million during fiscal 2006. The charges were for relocation assistance and employee termination-related costs incurred in connection with Holdings’ home office integration efforts initiated in fiscal 2005. No such charges were recorded in fiscal 2007.

Operating income was $402 million in fiscal year 2007, as compared to operating income of $948 million in fiscal 2006, a decline of $546 million. As discussed above, declines primarily reflect the negative gross margin impact of lower sales levels, as well as a decline in Kmart’s gross margin rate in 2007 as a result of markdowns taken to clear excess levels of inventory. In addition to the above-noted decline in gross margin, the decline reflects, to a lesser degree, the impact of higher depreciation and amortization expense, and lower gains on sales of assets in fiscal 2007, partially offset by the favorable impact of lower selling and administrative expenses and a decrease in restructuring costs.

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Sears Domestic

As noted above, the consolidated statement of income for Holdings includes Sears Domestic’s results only for the period subsequent to March 24, 2005 for fiscal 2005. We believe that an understanding of our reported results and our ongoing financial performance is not complete without presenting Sears Domestic’s results of operations on a pro forma basis for fiscal 2005. Accordingly, in addition to providing the reported results for fiscal 2007, 2006 and 2005, the presentation below also provides the results of operations on a pro forma basis for fiscal 2005.

Sears Domestic results and key statistics were as follows:

millions, except for number of stores	Reported			Pro Forma
	2007	2006	2005	2005
Merchandise sales and services	$27,845	$29,179	$25,868	$30,038
Cost of sales, buying and occupancy	19,589	20,120	18,221	21,239
Gross margin dollars	8,256	9,059	7,647	8,799
Gross margin rate	29.6%	31.0%	29.6%	29.3%
Selling and administrative	6,698	6,820	5,968	7,039
Selling and administrative expense as a percentage of total revenues	24.1%	23.4%	23.1%	23.4%
Depreciation and amortization	802	927	769	911
(Gain) loss on sales of assets	(28)	(11)	1	—

Total costs and expenses	27,061	27,856	24,959	29,189

Operating income	$784	$1,323	$909	$849

Number of:
Full-line Stores(1)	935	935	924
Specialty Stores	1,150	1,095	1,128

Total Domestic Sears Stores	2,085	2,030	2,052

(1)

Fiscal 2007 includes 860 full-line stores and 75 Sears Essentials/Grand stores; Fiscal 2006 includes 861 full-line stores and 74 Sears Essentials/Grand stores; Fiscal 2005 includes 866 full-line stores and 58 Sears Essentials/Grand stores

Fiscal 2007 Compared to Fiscal 2006

Merchandise sales and services revenues declined $1.4 billion, or 4.6%, to $27.8 billion for fiscal 2007, as compared to total revenues of $29.2 billion for fiscal 2006. Total fiscal 2006 revenues benefited from $410 million in sales recorded during the 53rd week of the 53-week fiscal year. Excluding the impact of the 53rd week on sales in fiscal 2006, total revenues declined $1.0 billion in fiscal 2007. The decline was due primarily to an aggregate 4.0% decrease in comparable store sales. The 4.0% decline in comparable store sales during fiscal 2007 was recorded across most categories and formats, with more pronounced declines in the home appliance, lawn and garden, tools and apparel categories, partially offset by increases within home electronics. We believe the sales increase in home electronics reflects our gain in market share in this category, as well as increased market demand for flat-panel televisions. Sales within the home appliance, lawn and garden and tools categories were weaker throughout fiscal 2007, reflecting the impact of a weakening residential construction and housing market, as well as decreased sales of weather-driven products, such as air conditioners, due to cooler than normal temperatures in the first half of the year. With regard to apparel, we believe the decline in sales in 2007 reflects both the impact of cooler temperatures in the spring and unseasonably warm weather during the fall on sales of our seasonal apparel. As a result we had a low double digit decline in sales related to spring and fall apparel and double digit increase in markdowns. We believe apparel was also affected by the decline in general economic conditions, which affected sales of basic wear, including jeans, t-shirts and other everyday items.

For fiscal 2007, Sears Domestic generated $8.3 billion in total gross margin, as compared to $9.1 billion in fiscal 2006, with the $0.8 billion decline primarily reflecting the negative margin impact of lower overall sales levels, as well as a decline in Sears Domestic’s gross margin rate for the year. Sears Domestic’s gross margin rate was 29.6% in fiscal 2007, as compared to 31.0% in fiscal 2006, a decline of 1.4% as a percentage of total revenues. Reduced leverage of buying and occupancy costs, given lower overall sales levels, accounted for approximately 0.3% of the total 1.4% decline, with the remaining 1.1% decline attributable to gross margin rate declines across a number of merchandise categories, most notably in the apparel and home categories. Increased markdowns had a negative impact on our margins in these categories as we made efforts to clear excess seasonal apparel, ~~as well as~~ appliance~~s~~ and other home improvement product inventory~~s~~ affected by the slowdown in the housing market. The decline was also attributable to a higher proportion of sales of home electronics, which traditionally have a lower margin rate.

The selling and administrative expense rate was 24.1% for fiscal 2007 as compared to 23.4% for fiscal 2006. Though total selling and administrative expenses declined $122 million in fiscal 2007, ~~mainly as the result of reduced payroll and benefits expense including lower performance-based compensation,~~ the current year selling and administrative rate increased. Sears Domestic’s selling and administrative expense for fiscal 2006 included the favorable impact of a $17 million gain recorded in connection with settlement of the Visa/MasterCard antitrust litigation, offset by the recognition of a $74 million liability in the fourth quarter of fiscal 2006 in connection with a pre-Merger legal matter concerning Sears Roebuck’s redemption of certain bonds in 2004. Excluding these items, the selling and administrative expense rate for fiscal 2006 was 23.2%. The reduction in selling and administrative expenses was due mainly to a reduction in payroll and benefits expense, including lower performance-based compensation. Consistent with the discussions of Holdings’ expenses above, the increase in the 2007 rate primarily reflects lower expense leverage against sales for this fiscal year.

Depreciation and amortization expense was $802 million and $927 million for fiscal 2007 and fiscal 2006, respectively. The decrease in fiscal 2007 is primarily attributable to additional property and equipment becoming fully depreciated during the year, thereby decreasing our depreciable asset base.

For fiscal 2007, Sears Domestic’s operating income decreased $539 million to $784 million, as compared to $1.3 billion in fiscal 2006. The decrease primarily reflects lower total gross margin dollars generated as a result of lower overall sales levels and a decline in gross margin rate as a result of markdowns taken to clear excess levels of inventory.~~,~~ The impact of these items was offset by $125 million ~~less~~ decline in depreciation and amortization expense.

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Sears Canada

Sears Canada, a consolidated, 70%-owned subsidiary of Sears, conducts retail and credit operations. In November 2005, Sears Canada completed the sale of its Credit and Financial Services operations.

As noted above, the consolidated statement of income for Holdings includes Sears Canada’s results only for the period subsequent to March 24, 2005 for fiscal 2005. We believe that an understanding of our reported results and our ongoing financial performance is not complete without presenting Sears Canada’s results of operations on a pro forma basis for fiscal 2005. Accordingly, in addition to providing the reported results for fiscal 2007, 2006 and fiscal 2005, the presentation below also provides the results of operations on a pro forma basis for fiscal 2005.

During the fourth quarter of 2007, Sears Canada changed its fiscal year end from the Saturday nearest December 31st to the Saturday nearest January 31st. This change has been retrospectively applied to prior year amounts reported in fiscal 2006 and 2005 as required by Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – A Replacement of Accounting Principles Board (APB) Opinion No. 20 and SFAS No. 3.” See Note 3 of Notes to Consolidated Financial Statements for further explanation of this change.

Sears Canada results and key statistics were as follows:

millions, except for number of stores	Reported			Pro Forma
	2007	2006	2005	2005
Merchandise sales and services	$5,602	$5,190	$4,280	$4,830
Credit and financial products revenues	—	—	213	299

Total revenues	5,602	5,190	4,493	5,129

Cost of sales, buying and occupancy	3,847	3,643	3,060	3,476
Gross margin dollars	1,755	1,547	1,220	1,354
Gross margin rate	31.3%	29.8%	28.5%	28.0%
Selling and administrative	1,233	1,131	1,120	1,306
Selling and administrative expense as a percentage of total revenues	22.0%	21.8%	24.9%	25.5%
Depreciation and amortization	131	139	126	150
Gain on sales of assets	(9)	—	—	—
Gain on sale of business	—	—	(317)	(317)
Restructuring charges	—	19	57	57

Total costs and expenses	5,202	4,932	4,046	4,672

Operating income	$400	$258	$447	$457

Number of:
Full-line Stores	121	123	123
Specialty Stores	259	250	252

Total Sears Canada Stores	380	373	375

Fiscal 2007 Compared to Fiscal 2006

Total revenues increased 7.9% to $5.6 billion in fiscal 2007, as compared to revenues of $5.2 billion in fiscal 2006. The increase in revenues of $412 million includes an increase of $382 million related ~~was mainly due~~ to the impact of favorable exchange rates, as the Canadian dollar strengthened during fiscal 2007 relative to fiscal 2006.

Gross margin increased $208 million and includes an increase of $109 million related to the impact of favorable exchange rates. The gross margin rate for fiscal 2007 as compared to fiscal 2006 increased 1.5% to 31.3% in 2007. The increase was primarily due to improved inventory management during the year~~, as well as the favorable impact of a stronger Canadian dollar on the cost of imported merchandise~~.

Selling an administrative expenses increased $102 million and includes an increase of $83 million related to the impact of currency exchange rates. The selling and administrative expense rate increased slightly for fiscal 2007 as compared to fiscal 2006. The increase was primarily due to small increases in advertising expense in connection with a program to discourage cross-border shopping, which increased during the year due to a strengthening Canadian dollar.

Operating income was $400 million in fiscal 2007 as compared to $258 million in fiscal 2006. As discussed, the increase was the result of increased sales (mainly due to the impact of favorable exchange rates) in addition to increases in gross margin during the year, while controlling costs to ensure profitable growth. The increase in 2007 is also partially due to the absence of restructuring charges during the year, as compared to $19 million of such expenses incurred during 2006.

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ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the date of purchase. Our cash and cash equivalents balances as of the fiscal years ended February 2, 2008 and February 3, 2007 are detailed in the following table.

millions	February 2, 2008	February 3, 2007
Domestic
Cash and equivalents	$577	$2,484
Cash posted as collateral	29	722
Credit card deposits in transit	137	117

Total domestic cash and cash equivalents	743	3,323
Sears Canada	879	516

Total cash and cash equivalents	$1,622	$3,839

We had cash and cash equivalents of $1.6 billion at February 2, 2008 as compared to $3.8 billion at February 3, 2007. The decline in cash and cash equivalents from February 3, 2007 primarily reflects share repurchases made pursuant to our share repurchase program, as further discussed in the “Financing Activities and Cash Flows” section below. During fiscal 2007, we repurchased 21.7 million common shares at a cost of $2.9 billion. Other significant uses of cash and cash equivalents for fiscal year ended February 2, 2008 included the use of cash and cash equivalents to fund capital expenditures (approximately $580 million), ~~and~~ an approximate $600 million decrease in borrowings, net of repayments, as further detailed in the “Financing Activities and Cash Flows” section, and approximately $220 million of contributions to our pension plans.

Operating Activities and Cash Flows

As a retailer, Holdings’ primary source of operating cash flows is the sales of goods and services to customers, while the primary use of cash in operations is to fund the purchase of merchandise inventories. Holdings generated approximately $1.5 billion in operating cash flows during fiscal 2007, as compared to $1.4 billion in fiscal 2006. The increase in net operating cash flows generated during fiscal 2007 as compared to fiscal 2006 primarily reflects a cash inflow of $66 million related to merchandise inventories in 2007 versus cash used of $835 million in 2006. As noted previously, we strategically began 2007 with more inventory than we held in the past in order to meet higher anticipated customer demand. ~~,~~ This was offset by an increase in cash used for income and other taxes, as a result of the increased taxable income in fiscal 2006, as well as decreased net income.

During fiscal 2005, Holdings generated approximately $2.2 billion in operating cash flows. The lower level of net operating cash flows generated during fiscal 2006 as compared to fiscal 2005 primarily reflected the impact of increased merchandise inventories, as well as reduced operating liabilities, partially offset by increased net income in 2006.

Merchandise inventories at February 2, 2008 were $10.0 billion, as compared to $9.9 billion as of February 3, 2007. Domestic inventory levels declined from $9.2 billion at February 3, 2007 to $9.1 billion at February 2, 2008 despite the addition of approximately $160 million of previously consigned pharmacy inventory. The reduction in domestic inventory levels was offset by an increase in inventory levels at Sears Canada, largely due to the impact of foreign currency exchange rates. We continue to review and assess our merchandise inventory levels in an ongoing effort to continuously improve overall returns. As we expect difficult economic conditions to persist in the near term, we intend to manage our inventories throughout fiscal 2008 with the goal of further reducing our domestic merchandise inventories to better align current levels with expected sales. Merchandise payables were $3.5 billion at February 2, 2008, as compared to $3.3 billion as of February 3, 2007.